Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care



Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

12 July 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917


SEC MAIL PROCESSING
RECEIVED
JUL 1 9 2010
WASH, D.C.
193
SECTION

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed 3 announcements on share buy-back transactions sent to Nasdaq OMX Copenhagen.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Investor Relations

Encls.



Announcement 21 June 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 14-18 June 2010:

Date	Number of shares	Average buying price	Amount DKK
14.6.	8,050	628.63	5,060,471.50
15.6.	4,712	627.95	2,958,900.40
16.6.	13,000	626.21	8,140,730.00
17.6.	19,722	620.67	12,240,853.74
18.6.	9,500	617.10	5,862,450.00
Accumulated until now under the programme	730,565	620.12	453,038,101.30

Henceforth, Coloplast owns 2,762,185 own B shares of DKK 5 equal to 6.14% of the company's total share capital.

Share buy-back in the amount of DKK 46,961,898.70 remains under the first part of the programme.



Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com



SEC MAIL PROCESSING
RECEIVED
JUL 1 9 2010
WASH, D.C.
193
SECTION

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 28 June 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 21-25 June 2010:

Date	Number of shares	Average buying price	Amount DKK
21.6.	6,653	618.32	4,113,682.96
22.6.	10,949	629.04	6,887,358.96
23.6.	11,182	630.52	7,050,474.64
24.6.	14,302	625.05	8,939,465.10
25.6.	12,906	615.24	7,940,287.44
Accumulated until now under the programme	786,557	620.39	487,969,370.40

Henceforth, Coloplast owns 2,818,177 own B shares of DKK 5 equal to 6.26% of the company's total share capital.

Share buy-back in the amount of DKK 12,030,629.60 remains under the first part of the programme.


SEC MAIL PROCESSING
RECEIVED
JUL 19 2010
WASH. D.C.
193
SECTION

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 5 July 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 28 June – 29 June 2010:

Date	Number of shares	Average buying price	Amount DKK
28.6.	3,226	621.41	2,004,668.66
29.6.	16,193	619.13	10,025,572.09
Accumulated until now under the programme	805,976	620.37	499,999,611.15

Henceforth, Coloplast owns 2,837,596 own B shares of DKK 5 equal to 6.31% of the company's total share capital.

The first part of the share buy-back programme is now finalised.


SEC MAIL PROCESSING
RECEIVED
JUL 19 2010
WASH. D.C.
193

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.